SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 LIFE USA, INC.
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                               (Name of Issuer)

                      Common Stock, $.0001 par value per share
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                        (Title of Class of Securities)


                                   532180 10 6
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                                 (CUSIP Number)

                 Clarence K. Swanson & Donna A. Swanson, JTWRPS
                                 Rt. 3, Box 49
                                McCook, NE 69001
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  532180 10 6
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Clarence K. Swanson & Donna A. Swanson, JTWRPS
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        5,000-C.K. Swanson
                       ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            200,000-Clarence K. Swanson and Donna A. Swanson, JTWRPS
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,000 - C.K. Swanson
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        200,000-Clarence K. Swanson and Donna A. Swanson, JTWRPS
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      200,000  - Clarence K. Swanson & Donna A. Swanson, JTWRPS
      5,000  - C.K. Swanson
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26.1%
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14    TYPE OF REPORTING PERSON*

      IN
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

CUSIP No.  532180 10 6

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, $.0001 par value per share

     Life USA, Inc.
     1020 W. Timbervale Trail
     Highlands Ranch, CO  80129

ITEM 2. IDENTITY AND BACKGROUND

     (a) Clarence K. Swanson and Donna A. Swanson

     (b) Rt. 3, Box 49
         McCook, NE  69001

     (c) Clarence K. Swanson and Donna A. Swanson, husband and wife, are self-employed owner operators of their family Farm in Red Willow County, Nebraska.

     (d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Shares were purchased in 1997 and 1998 with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the securities in order to have a vested interest in the Company. There are no plans or proposals known to the Reporting Persons which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

CUSIP No.  532180 10 6

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                205,000
         Percent of outstanding shares owned:             26.1%

     (b) Sole Power of voting for Reporting Person:       5,000 - C.K. Swanson

     (c) Transactions in securities in the past
         60 days for Reporting Person:                    0

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.


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

CUSIP No. 532180 10 6


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.


                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: December 19, 2003


                                        by:/s/Clarence K. Swanson
                                                Clarence K. Swanson



                                        by:/s/Donna A. Swanson
                                                Donna A. Swanson






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